Exhibit 99.2

1 Operating and financial results 23 February 2017 For the six months and year ended 31 Dec 2016

Disclaimer Additional Information and Where to Find It This presentation does not constitute the solicitation of any vote, proxy or approval. In connection with the proposed transaction, Sibanye Gold (“Sibanye”) intends to post to its shareholders a JSE Limited (“JSE”) Category 1 circular subject to the approval of the circular by the JSE and Stillwater Mining Company (“Stillwater”)has filed with the Securities and Exchange Commission (the “SEC”) relevant materials, including a proxy statement. The JSE Category 1 circular and other relevant documents will be sent or otherwise disseminated to Sibanye’s shareholders and will contain important information about the proposed transaction and related matters. SHAREHOLDERS OF SIBANYE ARE ADVISED TO READ THE JSE CATEGORY 1 CIRCULAR AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement and other relevant documents will be sent or otherwise disseminated to Stillwater’s shareholders and will contain important information about the proposed transaction and related matters. SHAREHOLDERS OF STILLWATER ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, Sibanye shareholders may obtain free copies of the JSE Category 1 circular by going to Sibanye’s website at www.sibanyegold.co.za. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC's website (http://www.sec.gov). Stillwater shareholders may obtain free copies of the proxy statement from Stillwater by going to Stillwater’s website at www.stillwatermining.com. Participants in the Solicitation Sibanye, Stillwater and their respective directors and officers may be deemed participants in the solicitation of proxies of Sibanye’s and Stillwater’s respective shareholders in connection with the proposed transaction. Sibanye’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sibanye in Sibanye’s Annual Report on Form 20-F, for the fiscal year ended December 31, 2015, which was filed with the SEC on March 21, 2016. Stillwater’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Stillwater in Stillwater’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 22, 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement that Stillwater has filed with the SEC. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction. Any securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. Forward Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. In this presentation, for example, statements related to expected timings of the transactions (including completion), potential transaction benefits (including financial re-ratings), pricing expectations, levels of output, supply and demand, information related to the Blitz Project, and estimations or expectations of enterprise value, EBTIDA and net asset values, are forward-looking statements. The forward-looking statements set out in this presentation involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye and Stillwater, that could cause Sibanye’s or Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, without limitation: Sibanye’s or Stillwater’s ability to complete the proposed transaction; the inability to complete the proposed transaction due failure to obtain approval of the shareholders of Sibanye or Stillwater or other conditions in the Merger Agreement; Sibanye’s ability to successfully integrate the acquired assets with its existing operations; Sibanye’s ability to achieve anticipated efficiencies and other cost savings in connection with the transaction; Sibanye’s ability to implement its strategy and any changes thereto; Sibanye’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium. These forward-looking statements speak only as of the date of this presentation. Neither Sibanye nor Stillwater undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. 2

Agenda 3 1. Results overview - Neal Froneman 2 Gold Division - Wayne Robinson 3. Platinum Division - Robert van Niekerk 4. Financial overview - Charl Keyter 5. Strategic update – Neal Froneman 6. The Stillwater transaction - Neal Froneman 7. Conclusion - Neal Froneman

Results overview Neal Froneman 4

Salient points Safety improved after proactive intervention in August 2016 Gold Division: 50% improvement in FIFR and 27% improvement in SIFR Platinum Division safety strategy roll-out underway Record annual Group operating profit of R10.5 billion (US$717 million) Gold Division operating profit 60% higher to R10.2 billion (US$692 million) Platinum Division operating profit of R376 million (US$26 million)* Rustenburg Operations turnaround - operating profit of R74 million (US$5 million) for November and December 2016 Kroondal and Mimosa Operations maintain excellent operating performance 5 *Excludes R254million (US$17million) equity accounted operating profit from Mimosa

Salient points continued Headline earnings of R2.5 billion (US$169 million) for 2016; 269% higher year-on-year Normalised earnings1 increased by 196% to 397 cps (ZAR) (27cps (US)) Balance sheet remains robust - Net Debt: EBITDA of 0.6x at year end Final dividend of 60 cps - total for 2016 of 145 cps, a 5.1% yield 6 Robust financial result Source: Factset and company filings. Share price data as of 20 February 2017 Note: 1. Normalised earnings are defined as: basic earnings excluding gains and losses on foreign exchange differences and financial instruments, non- recurring items and share of results of equity-accounted investees. 2. Analysis based on dividends declared in the last twelve months Current dividend yield (last twelve months dividends declared)2 5.1% 2.8% 2.6% 1.6% 1.1% 0.8% 0.8% 0.6% 0.6% 0.5% 0.4% 0.4% 0% 1% 2% 3% 4% 5% 6%

Lowest UG gold cost producer in SA Sibanye is the most cost effective miner at its SA underground gold mines 1. Source for Annual Peers’ information at 31 December 2016: Nedbank 7 2. Source: Company reports for twelve months ended 31 December 2016 1,068 986 980 954 800 900 1,000 1,100 Harmony AngloGold Gold Fields Sibanye US$/ oz AISC US$/ oz (Gold operations) 2 3,235 2,249 2,094 1,941 1,500 2,000 2,500 3,000 3,500 Anglo Gold Gold Fields Harmony Sibanye R/t R/tonne operating costs (SA underground) 1

Gold and PGM prices in rand and US dollars 8 Source: iNet as at 14 February 2017 Strong rand affecting industry margins in South Africa -10 -5 0 5 10 15 20 25 30 35 PGM (R/oz) PGM (US$/oz) Gold (US$/oz) Gold (R/oz)

Gold Division Wayne Robinson 9

Solid results for the Gold Division 10 Record operating profit - 60% higher to R10.2 billion (US$692 million) AlSC of R450,152/kg (US$954/oz) - margin doubled to 23% Gold production stable year on year at 47,034kg (1.5Moz) infrastructure maintenance at Driefontein during H2 2016 closure of Cooke 4 after August 2016 R/tonne costs well contained increasing 4% y-o-y lowest SA underground operating cost producer at R1,941/tonne Profitability boosted by rand gold price 300 000 340 000 380 000 420 000 460 000 500 000 0 500 1 000 1 500 2 000 2 500 3 000 Mar-14 June-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec 16 R/kg Rm Gold Division operating profit and AISC Operating profit AISC

Gold division production profile for 2016 11 Decline in average yield due to lower volumes from higher grade Beatrix 4 shaft 7% lower due to infrastructure issues and power outages during the year Improved throughput and yield driven by 16% higher MCF Closure of unprofitable Cooke 4 shaft after August 2016 47,775 47,034 1,142 64 1220 599 30,000 35,000 40,000 45,000 50,000 C2015 Beatrix Driefontein Kloof Cooke C2016 kg Annual gold production variance

2017 Guidance – Gold Division * Estimates are converted at an exchange rate of R13.50/US$ 12 Gold production: 47,000kg - 48,000kg (1.51Moz -1.54Moz) Total cash costs (TCC): R385,000/kg - R395,000/kg (US$890/oz - US$910/oz) All-in sustaining costs (AISC): R470,000/kg - R480,000/kg (US$1,080/oz - US$1,105/oz)* Total capital expenditure for 2017: R4 billion (US$300 million)*

Platinum Division Robert van Niekerk 13

Established the Platinum Division 14 Took ownership of Aquarius on 12 April 2016 and the Rustenburg Operations on 1 November 2016 Positive production trend under Sibanye management Integration now progressed to building a cohesive Platinum Division Re-planned the Rustenburg Operations to achieve near term profitability through: development aligned to maintaining current production levels operational and cost efficiency improvements previously identified synergies Commenced with merger related S189 R400m worth of synergies by end 2017

A strong start 15 Good operational results Kroondal, Platinum Mile and Mimosa delivered record H2 production Turnaround of Rustenburg Operations Platinum Division generated operating profit in 2016 of R376 million¹ (US$26 million) Chrome contribution to revenue above expectation Wage negotiations strike All sections contributing to operating profit ¹ Excludes R254million (US$17million) equity accounted operating profit from Mimosa 2 Estimated Rustenburg historic 4E production based on Anglo American public disclosure of refined Pt production at Rustenburg operations ,0 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 2012 - Q1 2012 - Q2 2012 - Q3 2012 - Q4 2013 - Q1 2013 - Q2 2013 - Q3 2013 - Q4 2014 - Q1 2014 - Q2 2014 - Q3 2014 - Q4 2015 - Q1 2015 - Q2 2015 - Q3 2015 - Q4 2016 - Q1 2016 - Q2 2016 - Q3 2016 - Q4 oz 4E Attributable 4E production (Calendar quarters) 2 Kroondal Mimosa Platinum Mile Rustenburg Wildcat strike

2017 Guidance1 1. Estimates are converted at an exchange rate of R13.50/US$ 2. Platinum Group Metals of which 4E represents platinum, palladium, rhodium and gold 16 4E PGM2 production: 1.05Moz -1.10Moz – flat year on year Marketable (saleable) chrome production: ~400,000 tonnes Operating costs: R11 150/4Eoz to R11 450/4Eoz (US$825/4Eoz – US$850/4Eoz) 0 to 2% nominal terms reduction year on year Total capital expenditure: R900 million (US$67 million)

Financial overview Charl Keyter 17

Comparative performance 2016 2015 % Change Sibanye Group Operating profit (Rm) 10,532 6,337 66 Free cash flow (Rm)* 1,866 829 125 Normalised earnings (Rm) 3,657 1,220 200 Gold Division Gold price received (R/kg) 586,319 475,508 23 Operating profit (Rm) 10,155 6,337 60 Operating margin (%) 37 28 32 All-in sustaining cost (R/kg) 450,152 422,472 7 Platinum Division Average basket price (R/4Eoz) 12,209 Operating profit (Rm) 376 Operating margin (%) 10 Operating cost (R/4Eoz) 10,296 18 * Free cash flow – Cash flow from operating activities, pre-dividend after capital expenditure

Income statement 19 Impairment The recoverable amount of the Cooke cash-generating unit (CGU) is lower than its carrying value and as a result the Cooke CGU is impaired by R556 million. Six months ended 31 December 2016 Rand million US$ million Net operating profit 3,042.2 217.9 Finance expenses (517.9) (36.5) Net other costs 201.7 9.8 Profit before non-recurring items 2,726.0 191.2 Gain on acquisition 2,428.0 165.4 Share-based payment on BEE transaction (240.3) (16.4) Impairment (562.0) (40.8) Other non-recurring items (149.9) (10.6) Profit before royalties and taxation 4,201.8 288.8 Gain on acquisition of the Rustenburg Operation, recognised as follows: Rand million Consideration (3,118.4) Fair value of net identifiable assets 5,546.4 Gain on acquisition 2,428.0 Share-based payment on BEE transaction An expense of R240 million was recognised as part of the Rustenburg Operations acquisition, which represents the BEE shareholders attributable value over the expected life of mine.

Gearing and facilities Figures are in Rm unless otherwise stated1 31 December 2016 31 December 2015 Gross debt 7,222 1,995 Cash and cash equivalents 929 633 Net debt 6,293 1,362 Net debt:EBITDA 0.60:1 0.21:1 20 Long term internal target – Net Debt:EBITDA < 1 2. Exchange rate R13.69/US$ 1. Excludes Burnstone 900 3,423 420 Undrawn facilities (Rm) As at 31 December 2016 2 R6.0 billion RCF $350 million RCF Uncommitted facilities

Strategic update Neal Froneman 21

Our vision SUPERIOR VALUE CREATION FOR ALL OUR STAKEHOLDERS Through mining our multi-commodity resources in a safe and healthy environment Sibanye cares 22

Value creation focus 23 Continue to drive operational excellence on existing asset base A proven operating model Robust cash flow Strong balance sheet Investing in organic growth in the Gold Division Sustainable growth through value accretive transactions – PGM sector a logical step Aquarius acquisition (2016) Rustenburg acquisition (2016) Proposed Stillwater acquisition (2017) Utilising operational excellence to drive cash flow in complementary Gold-PGM platform

Sibanye’s strategic progress Value accretive growth sustaining industry leading dividend 24 Gold operations turned around Cooke & Wits Gold acquisitions- provide organic growth options Rustenburg & Aquarius acquisitions establish Sibanye as a leading PGM producer Proposed acquisition of Stillwater – potentially creating a globally competitive precious metals major Future mine to market PGM business in SA Further gold acquisitions

The Stillwater Transaction Neal Froneman 25

Strong transaction rationale Value accretive on a NAV basis and cash flow accretive as Blitz ramps up Positioning the Platinum Division further down the global cost curve, with potential for further cost reductions Improving access to lower-cost global financing Balancing the portfolio operationally and geographically with the addition of world class assets in an attractive mining jurisdiction Enhancing the investment case 26 Source: Company filings Note: Production profile, SWM and EB held at current production and company guidance on Blitz used to extrapolate to full production in 2022 Stillwater Mine East Boulder Mine Blitz Project 0. 200,000. 400,000. 600,000. 800,000. 1,000,000. 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2E oz Stillwater Mined Production (2E oz)

World class assets in an attractive mining jurisdiction High grade (20g/t), palladium biased (78% palladium), long life (+25 years), low-cost (< $500/2E oz), mechanised operations Near term, organic and low-cost growth through the Blitz Project A mine-to-market PGM business Large PGM recycling business provides a steady margin and strategic insight into the market Positions Sibanye as a premier global gold and PGM mining company 27 Cross section across Stillwater operations

Cost reduction drivers; No exchange rate benefits Increased mechanisation Further infrastructure development Improved safety and productivity Staffing reorganization Supplier negotiations Sibanye recognised the turnaround at Stillwater early-on 28 Stillwater All-in Sustaining Costs (“AISC”)1 and realised prices c.21% AISC improvement Mid-to-high $500’s/oz Positive AISC margin Source: Company filings Note: 1. Non-GAAP financial measure, please refer to appendix for definition; 2 Q4 AISC includes $15 per PGM mined ounce spend on productivity enhancement projects (after Blitz ramp-up) Track record of continuous operating efficiency in-line with Sibanye’s culture of cost management 2 500 550 600 650 700 750 800 850 900 950 1,000 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Mid-term target US$/ oz AISC Realised basket price (Pt/Pd)

Building a premier global gold and PGM mining company

Sibanye

Sibanye PGM Division Ranking

2015A Palladium Production (moz)



Norilsk [3]
By-product only
2.7
Amplats [2]
1.3
Sibanye (Pro Forma) [4]
0.8
1.0
Impala
0.8
Sibanye [5] (pre-transaction)
0.4
Lonmin
0.4
Northam
0.1
RBPlats
0.1

2015A 4E Production[1] (moz)



Amplats [2]
3.6
Norilsk [3]
By-product only
3.3
Impala
2.2
Sibanye (Pro Forma) [4]
1.7
2.0
Lonmin
1.2
Sibanye [5, 6] (pre-transaction)
1.1
Northam
0.4
RBPlats
0.3

Sibanye Gold Division Ranking

2015A Gold Production (moz)



Barrick
6.1
Newmont
5.0
AngloGold
4.0
Gold Corp
3.5
Kinross
2.6
Newcrest
2.4
Gold Fields
2.1
Polyus
1.8
Agnico-Eagle
1.7
Sibanye
1.5

Includes Blitz at full ramp-up by 2021/22 (270-330koz 2E)[7]

Source: Company filings

Notes:

1. Platinum, palladium, rhodium and gold (together referred to as 3E+Au or 4E). Stillwater data on a 2E basis
2. Exclusive of Rustenburg Mine
3. Includes PGM by-products only
4. Rustenburg + Aquarius + Stillwater. Rustenburg as publicly disclosed in December 2015; Aquarius Platinum as publicly disclosed in June 2015 and depleted based on actual production to reach December 2015 figures
5. Pro forma for Rustenburg and Aquarius acquisitions
6. Excludes Gold Division
7. Prill split assumed to be same as 9m'16 for Stillwater's current mining operations

Positioned globally as a top 5 PGM producer and top 10 gold producer

29

Quality growth and sustainability Expected Gold and PGM LoM production plan (next 20 years) Source: Company guidance ounces Gold Fields plan Complementary gold and PGM production profiles 30 0 500,000 1,000,000 1,500,000 2,000,000 2,500,000 3,000,000 3,500,000 4,000,000 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 Sibanye, Gold Rustenburg + Aquarius, PGM Stillwater ex. Blitz, PGM Blitz first 5 years, PGM Blitz ramped up, PGM Gold Fields plan, Gold

Rights offering supports capital structure flexibility

Sibanye

Net Debt[1] / Last twelve months EBITDA[1]



~2.9x
2.3x
2.1x
2.5x
~2.0x
1.8x
1.9x
1.6x
1.6x
1.5x
1.1x
<1.0x
0.9x
0.6x
0.5x
0.3x
NM
NM
PF Net Debt / 2017E EBITDA w/ $750m RO at YTD 2017 Average Spot Price and FX4
PF Net Debt / 2017E EBITDA w/ $1.3bn RO at YTD 2017 Average Spot Price and FX4
Sibanye Pro Forma w/o Rights Offering 2
Yamana
Goldcorp
Sibanye Pro Forma with $750m Rights Offering 2
AngloGold
Newcrest
Gold Fields
Barrick
Newmont
Sibanye Long-Term Target
Kinross
Sibanye 3
Agnico-Eagle
Harmony
Acacia
Randgold

Source: Company filings, FactSet

Note: Yamana, Goldcorp, Barrick, Newmont, Kinross, Agnico-Eagle, Acacia and Randgold LTM as of 30 September 2016. AngloGold, Newcrest, Gold Fields, Sibanye and Harmony LTM as of 30 June 2016

1. Non-GAAP financial measure, please refer to appendix for definition
2. Pro forma 2016 net debt excludes Burnstone debt and cash as well as fees and expenses related to the Transaction. Sibanye EBITDA annualised for the year ended 30 June 2016 and Pro forma for full year Rustenburg contribution
3. Excludes Burnstone debt and cash, as per mid year 2016 results presentation
4. YTD average price based on January 1st to February 17th 2017, PF net debt as of year end 2016 excludes Burnstone debt and cash and pro forma for transaction. PF2017E EBITDA pro forma for full year transaction impact

Funding plan focused on reaching long-term net leverage targets of <1.0x

31

Conclusion Neal Froneman 32

Conclusion Renewed focus on safety delivering noticeable results Industry leading dividend maintained Gold Division outlook stable Platinum Division performing strongly – integration on track Realisation of synergies to unlock significant value Stillwater transaction will transform Sibanye to a premier, global precious metal company 33 ¹ Platinum Group Metals of which 4E represents platinum, palladium, rhodium and gold

Questions 34